March 5, 2021

MediaAlpha, Inc.

Draft Registration Statement on Form S-1

CIK No. 0001818383

Ladies and Gentlemen:

MediaAlpha, Inc. (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to a proposed secondary offering of shares of the Company’s Class A common stock for non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement.

The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and non-public draft submission such that they are publicly available on the EDGAR system at least 48 hours prior to the requested effective time and date of the Registration Statement.

In accordance with the policy pronouncements of the Staff and Rule 3-01(c) of Regulation S-X, the Company is omitting from the draft Registration Statement its consolidated financial statements as of and for the year ended December 31, 2020 (the “FY 2020 Financials”).1 The Company intends to include its FY 2020 Financials and corresponding audit report in the Registration Statement at the time that the Registration Statement is filed publicly.

Furthermore, in reliance on Section 71003 of the Fixing America’s Surface Transportation (FAST) Act and Question 1 of the associated Compliance and Disclosure Interpretations, the Company respectfully advises the Staff that, as an emerging growth company, the Company has omitted its interim financial statements as of and for the three and nine month periods ended September 30, 2020 and 2019 (the “Interim Financials”) because they relate to historical periods that the Company believes will not be required to be included in the prospectus at the time that the Registration Statement is filed publicly. For more information on the Company’s Interim Financials, please refer to the Company’s Quarterly Report on Form 10-Q (File No. 001-39671) filed with the SEC on December 11, 2020.

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Specifically, the Company confirms to the Staff that: (1) the Company files annual, quarterly and other reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and all reports due have been filed; (2) for the most recent fiscal year for which audited financial statements are not yet available (2020), the Company reasonably and in good faith expects to report income attributable to the Company, after taxes; and (3) for at least one of the two fiscal years immediately preceding the most recent fiscal year the Company reported income attributable to the registrant, after taxes.

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact C. Daniel Haaren at 212-474-1322.

Sincerely, /s/ C. Daniel Haaren
C. Daniel Haaren

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Steve Yi, Chief Executive Officer

Tigran Sinanyan, Chief Financial Officer

Lance Martinez, General Counsel

MediaAlpha, Inc.

700 South Flower Street, Suite 640

Los Angeles, California 90017

VIA E-MAIL

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